Press Release

Loncor Gold Reports Multiple Wide High Grade Gold Intersections at its Drill Program at Adumbi

  Results from hole LADD026 reported 22.03 metres grading 5.11 g/t gold (including 14.70 metres grading 7.19 g/t gold) and 11.20 metres grading 4.93 g/t gold

  Toronto, Canada - November 11, 2021 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce assay results from its drilling program within its 84.68%-owned Imbo Project in the eastern part of the Ngayu greenstone belt in the Democratic Republic of the Congo.  The final borehole of this year's drilling program, borehole LADD026 drilled at its Adumbi deposit intersected 22.03 metres grading 5.11 grammes per tonne (g/t) gold (including 14.70 metres grading 7.19 g/t gold), 11.20 metres grading 4.93 g/t gold, 4.83 metres grading 2.51 g/t gold and 6.50 metres grading 2.36 g/t gold (see Figures 1, 2 and 3 below).

  Significant mineralized sections for borehole LADD026 are summarised in the table below:

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD026	540.17	545.00	4.83	2.51
LADD026	574.87	596.90	22.03	5.11
LADD026 including	581.20	595.90	14.70	7.19
LADD026	613.75	620.25	6.50	2.36
LADD026	625.18	636.38	11.20	4.93

  Note:  It is estimated that the true width of the mineralised sections for core hole LADD026 is 74% of the intersected widths in the above table.  Regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole and all the core was orientated.  All intercepted grades are uncut with maximum internal dilution equal to or less than 4 metres of intersected width. The maximum grade intercept was 19.80 g/t Au over 0.63 metres.

  Commenting on these latest drilling results, Loncor President Peter Cowley said: "This core hole was situated below the open pit shell in the northwest of the Adumbi deposit and intersected the mineralization at a vertical depth of 480 metres below surface. These results with high grades over significant widths further demonstrate the underground resource potential below the pit shell as well as excellent continuity of the mineralised, banded ironstone formation ("BIF").  The gold mineralization at Adumbi is directly related to the chemical and physical properties of the BIF host rock and Figure 3 shows that the mineralized BIF is increasing in thickness with depth.  Drilling has now been completed for this year with the immediate focus now being ongoing metallurgical, processing, mining, infrastructural, environmental and financial studies in order to complete the Preliminary Economic Assessment (PEA) by year end.  As part of the PEA, an updated resource within the pit shell is being undertaken with the aim of maximising the available in pit ounces and converting a sizeable percentage of the existing inferred resource into the indicated category."

  Quality Control and Quality Assurance re Adumbi Deposit Drill Results

  Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

  Qualified Person

  Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

  Figure 1:  Adumbi Deposit Longitudinal Section Looking Northeast with Drill Hole Grade (g/t) x True Thickness (Metre) Product Contours

  Figure 2: Geological Cross Section A-B Through Borehole LADD026

  Figure 3: Adumbi Longitudinal Section Highlighting Increased Thickness of the Mineralized Banded Ironstone (BIF) Host Rock with Depth

  Technical Reports

  Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

  Information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

  About Loncor Gold Inc.

  Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

  Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

  Cautionary Note Concerning Forward-Looking Information

  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, converting inferred mineral resources at Adumbi into the indicated category, potential underground mineral resources, completing the Adumbi Preliminary Economic Assessment, potential mineralization, potential gold discoveries, drill targets, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development (including the Preliminary Economic Assessment) results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

  For further information, please visit our website at www.loncor.com or contact:

  John Barker, CEO, +44 7547 159 521

  Peter Cowley, President, +44 7904 540 856